[redacted]

13013773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin & Jerold Brokerage I, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street; 28th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Cass 646-201-5094
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd; Suite 404, Chicago Illinois 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen J. Cass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin & Jerold Brokerage I, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 27th day of February, 2013.

Erica C. Tebo
Notary Public

Signature

CFO
Title

OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jan. 20, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 1 - 2013

Washington DC
400

BENJAMIN & JEROLD BROKERAGE I, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606

BENJAMIN & JEROLD BROKERAGE I, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers
Benjamin & Jerold Brokerage I, LLC:

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Benjamin & Jerold Brokerage I, LLC as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Benjamin & Jerold Brokerage I, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2013

BENJAMIN & JEROLD BROKERAGE I, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 128,633
Receivable from broker/dealers	189,061
Deposit with broker	295,693
Property and equipment, at cost	
(net of accumulated depreciation of $33,370)	8,365
Other assets	6,600
Total assets	$ 628,352

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 261,352
Members' Capital	367,000
Total liabilities and members' capital	$ 628,352

The accompanying notes are an integral part of these financial statements.

BENJAMIN & JEROLD BROKERAGE I, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization - The Company was incorporated in the state of Illinois on July 2, 1991. The Company is registered with the Securities and Exchange Commission (SEC) and is a broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of securities.

Effective March 23, 2010, the Company merged into a limited liability company in the State of Illinois. Pursuant to a request to FINRA, Inc., the Company was allowed to restructure its former corporate form into the successor limited liability company.

Under the terms of the change in formation, the Company contributed all of its assets and liabilities to the newly formed limited liability company and was granted regulatory approval from FINRA to continue operations as a registered broker-dealer as the successor limited liability company.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the agreement.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments are commonly referred to as "money market funds."

BENJAMIN & JEROLD BROKERAGE I, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Property and Equipment - Furniture and equipment are stated at historical cost and are depreciated based upon their useful life, generally five or seven years.

Income Taxes - The Company has elected to be taxed as a partnership. Accordingly, the taxable income or loss of the Company is allocated to the members who are responsible for taxes thereon. The Company is subject to the State of New York franchise tax which has been included in the determination of net income and is included within other expenses in the statement of operations.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly
Level 3 – unobservable inputs that are significant to the fair value of the assets or liabilities

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement (continued) - The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 2/3% of the "aggregate indebtedness" as these terms are defined.

Net capital changes from day to day, but at December 31, 2012, the Company had net capital and net capital requirements of $283,028 and $100,000 respectively. The net capital rule may effectively restrict the payment of cash distributions to members.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include both exchanged traded and over-the-counter options. As a writer of options, the customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. These financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any credit or market risk, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT (continued)

The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

The Company has deposits of $295,693 with clearing brokers to assure the Company's performance under the agreements. The Company is subject to a monthly minimum clearing charge of $3,000 and is required to maintain a $100,000 fidelity bond. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale, and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 5 - COMMITMENTS & CONTINGENCIES

The Company leases office space under a month-to-month operating lease arrangement. Rent expense for the year ended December 31, 2012 was $12,000.

NOTE 6 - SUBSEQUENT EVENT

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, the company management has evaluated subsequent events through February 27, 2013, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD. – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Board of Managers
Benjamin & Jerold Brokerage I, LLC

In planning and performing our audit of the financial statements of Benjamin & Jerold Brokerage I, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2013